Exhibit 99.1

WIMI Hologram Cloud Inc has increased its stake in MicroAlgo Inc (MLGO) to 67.65% and committed to a ten-year lock-up period

As of March 27, 2025, WIMI Hologram Cloud Inc holds 40,000 Class A ordinary shares, 1,810,658 Class A ordinary shares (restricted), and 44,878,261 Class B ordinary shares (restricted) of MicroAlgo Inc. (NASDAQ: MLGO) (“MicroAlgo Inc.”), representing a total equity stake of 67.65% of MicroAlgo’s total shares outstanding. WIMI has no plans to sell or otherwise dispose of any MicroAlgo ordinary shares. To stabilize market expectations, WIMI Hologram Cloud has committed to a ten-year lock-up period for all currently owned MicroAlgo shares.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.